SCHEDULE 13D

Amendment No. 1
Pinkerton's, Inc.
common stock
Cusip # 723429106
Filing Fee: No


Cusip # 723429106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	25,600
Item 8:	8,500
Item 9:	690,100
Item 10:	8,500
Item 11:	700,600
Item 13:	8.49%
Item 14:	HC


PREAMBLE

	The Schedule 13D, dated July 27, 1992, filed by FMR Corp. ("FMR") with respect to the Common Stock, $0.00 par value per share (the "Shares") of Pinkerton's Inc., is hereby amended as set forth below. The Shares to which it relates are owned by one account of FMR Corp. (the "FMR Account"), five funds managed by Fidelity Management & Research Company, fourteen accounts managed by Fidelity Management Trust Company, American Values IV (Bermuda) Ltd., Fidelity American Special Situations Trust, Fidelity International Limited, through its subsidiaries and affiliates, and accounts of Edward C. Johnson 3d or his family members. A separate Schedule 13D will be filed by Fidelity International Limited, a Bermuda Corporation, with respect to the Shares.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of Pinkerton's, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6727 Odessa Avenue, Van Nuys, California 91406.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development.
The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to American Values IV (Bermuda) Ltd. ("AVIV"), Fidelity American Special Situations Trust ("FASST"), and Domestic Values Fund (the "FMR Account").

	AVIV is a closed end investment company established under the Companies Act, 1981 of Bermuda, as amended. Its principal office is at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The investment manager of AVIV is FIL. The FMR Account is maintained by FMR. FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of FIL.

	The Shares to which this statement relates are owned directly by five of the Fidelity Funds, fourteen Accounts, the account of FMR, AVIV, FASST, by Fidelity International Limited, through its subsidiaries and affiliates, and by accounts of Edward C. Johnson 3d or his family members.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The FMR Account which own or owned Shares purchased in the aggregate 6,892 Shares for cash in the amount of approximately $104,238, including brokerage commissions. The FMR Account used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 6,892 Shares sold aggregated approximately $108,078. The attached Schedule B sets forth Shares purchased and/or sold since May 5, 1994.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 789,500 Shares for cash in the amount of approximately $15,200,180, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 125,000 Shares sold aggregated approximately $2,544,999. The attached Schedule B sets forth Shares purchased and/or sold since May 5, 1994.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 9,600 Shares for cash in the amount of approximately $173,387, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

	AVIV which own or owned Shares purchased in the aggregate 27,108 Shares for cash in the amount of approximately $409,937, including brokerage commissions. AVIV used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 27,108 Shares sold aggregated approximately $427,810.

	FASST which own or owned Shares purchased in the aggregate 35,000 Shares for cash in the amount of approximately $804,600, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 35,000 Shares sold aggregated approximately $780,875.

	Accounts of Edward C. Johnson 3d or his family members which own or owned Shares purchased in the aggregate 43,900 Shares for cash in the amount of approximately $1,609,042, including brokerage commissions. Edward C. Johnson 3d used his own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 17,400 Shares sold aggregated approximately $546,325.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity in having the Fidelity Funds purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and the pension funds.

	Fidelity may continue to have the Fidelity Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds.

	Fidelity intends to review continuously the equity position of the Fidelity Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Fidelity does not have any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, the FMR Account, AVIV, FASST, and FIL, beneficially own all 700,600 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through its own account ("FMR Account")
zero Shares, or approximately 0.00% of the outstanding Shares of the Company, and through Fidelity, as investment adviser to the Fidelity Funds, 664,500 Shares, or approximately 8.05% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 9,600 Shares, or approximately 0.12% of the outstanding Shares of the Company. Edward C. Johnson 3d owns, in accounts for his benefit or the benefit of an Edward C. Johnson 3d family member, 26,500 Shares or approximately 0.32% of the outstanding Shares of the Company. FIL beneficially owns, as investment adviser to the International Funds, zero Shares, or approximately 0.00% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, AVIV, the FMR Account, FASST, Edward C. Johnson 3d, and FIL are 700,600 Shares, or approximately 8.49% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 664,500 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole voting and dispositive power over 9,600 Shares owned by the Accounts. Edward C. Johnson 3d has sole voting and dispositive power over 16,000 Shares, shared voting and dispositive power over 8,500 Shares, and no voting and dispositive power over 2,000 Shares. FMR Corp. through its control of Fidelity, and AVIV each has sole power to vote and to dispose of the zero Shares owned by AVIV. FMR Corp., through its control of Fidelity, and the FMR Account each has sole power to vote and to dispose of the zero Shares owned by the FMR Account. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the zero Shares held by FASST.


	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities
	of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 18, 1994				By:	/s/Denis McCarthy
							Denis McCarthy
							Senior Vice President



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Administration,	Financial Officer,
Chief Financial	FMR
Officer


SCHEDULE B


Pinkerton's Inc.

The FMR Account sold Shares since May 5, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-25-94	1,700	$17.00
	06-17-94	5,100	16.75




SCHEDULE B


Pinkerton's Inc.

One Fidelity Fund(s) sold Shares since May 5, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-05-94	10,000	$17.00
	05-09-94	7,500	16.25
	05-10-94	7,500	16.50